SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                                 Amendment No. 1


                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                           Centennial Banc Share Corp.
         ---------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)


        Colorado                                            84-1374481
     ---------------                                --------------------------
     (State or other                                (IRS Employer File Number)
     jurisdiction of
      incorporation)




               6970 South Holly Circle, #105, Englewood, CO 80112
               --------------------------------------------------
               (Address of principal executive offices) (zip code)



                                 (303) 840-2000
               -------------------------------------------------
              (Registrant's telephone number, including area code)

        Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                   Common Stock, $.0000001 per share par value


                       DOCUMENTS INCORPORATED BY REFERENCE
                       -----------------------------------
            Documents incorporated by reference are found in Item 15.

Item 1. Description of Business.
        ------------------------

          (a) General Development of Business

     Centennial Banc Share Corp. (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 6970 South Holly Circle, #105, Englewood, Colorado 80112. Its telephone number is (303) 840-2000.

     The Company was originally incorporated under the laws of the State of Colorado on November 8, 1996. The Company spent several months of preparation and research before beginning formal operations on March 10, 1997. Since beginning operations in March, 1997, the Company has been marginally unprofitable. At the present time, the Company should be considered to be in the development stage because it is only minimally capitalized. The Company has not engaged in any substantial business activity over a sustained period of time, and thus cannot be said to have a successful operating history.

     The present management has been involved with the Company since its inception., with the exception of Michael J. Delaney, who joined the Company in August, 1997. As of March 10, 1998 the Company had a total of 1,149,300 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b) Narrative Description of the Business
              -------------------------------------

     General
     -------


     From the Company's inception to the present, the Company has acted as a mortgage brokering operation. From 1996 until 1997, the Company had minimal activities and carried no substantial inventories or accounts receivable. In March, 1997, the Company expanded its operations and completed a private placement in February, 1998 for a total of $110,750, which permitted it to expand to its present level of operations. At the present time, the Company has no plans to raise any additional funds within the next twelve months. Any working capital will be expected to be generated from internal operations. However, the Company reserves the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures.


     No independent market surveys have ever been conducted to determine demand for the Company's products and services.

     Organization
     ------------


     The Company presently comprises one corporation with no subsidiaries or parent entities. The Company is a Colorado corporation organized for the purpose of developing and maintaining the business associated with mortgage banking. However, at the present time, the Company acts solely as a mortgage broker. The Company name has been approved by the State of Colorado division of banking. The Company is an approved broker which has a correspondent relationship with several large wholesale banks including, Countrywide Mortgage, Fleet Mortgage, Monument Mortgage of California, National Consumer Services, and Bank United, among others. The Company maintains an office in the Southeast Denver metropolitan area and a correspondent office in Colorado Springs. See "Plan of Operations" below.

     The Company collects loan fees for acting as the broker under oral agreements with non-affiliate loan originators. The Company principally utilizes such non-affiliate loan originators for its operations and currently has only two employees, each of whom coordinate the relationships with these non-affiliate loan originators. Contract labor is a substantial part of the Company's planned operations. The Company's fixed expenses run approximately $8,000 per month. Such costs are not expected to materially increase in the foreseeable future as the Company's business increases. The Company believes that it is meeting its fixed expenses as of the date hereof. Within six months from the date hereof, the Company believes that it will begin to generate a modest profit and will thereafter be profitable. The extent of the Company's profitability cannot be ascertained at this point.

     The Company brokers lending to all markets in the mortgage business. However the main thrust of the Company's business is concentrated in the niche market lending to borrowers whose credit is less than perfect. This market is known in the industry as the "B" & "C" grade market. Borrowers are graded by lenders for the purpose of determining eligibility for credit. A "B" borrower is typically one who has had no more than two 30 day late credit payments in the past year. A "C" borrower is typically one who has had between three and six two 30 day late credit payments in the past year. Borrowers are generally graded "A" through "D."


     The Company has discovered what it perceives as a great need for this type of financing and is aggressively pursuing these customers. It appears to the Company that the future of the "B" & "C" grade clientele is not necessarily affected by changing interest rates but thereby affords a substantial opportunity for the Company.


     While the "B" & "C" grade market is priced to reflect a difference in risk associated with such lending, the Company believes that its risk has been minimized by the manner in which it brokers its loans. The Company develops the loan applications pursuant to pre-approved underwriting criteria of lenders. If the borrower meets the applicable criteria, then the loan is guaranteed to be purchased by the lender.


          (c) Plan of Operations
              ------------------

     The Company plans to make itself eligible to handle the transactions associated with FHA qualified financing. The Company currently has a VA excepted status through several of its affiliated wholesale banking relations.

     The Company will first attempt to establish an effective client lending base for which it will provide services. The Company plans to utilize the expertise of its principal officers, Messrs. Gregarek and Burden and Ms. Kimminau, to develop lending opportunities. Each individual will utilize his previous contacts in business to develop potential opportunities. Otherwise, the Company plans to sell its services through Company employees and authorized representatives. All operational decisions will be made solely by the management of the Company. The management of the Company has had extensive experience in the mortgage business. See "Directors, Executive Officers, Promoters and Control Persons".

     The Company has had operational activity and has generated revenues and a modest profit from time to time and has most recently been marginally profitable, as reflected in its most current financial statements. It should be noted, however, that the Company does not have an extensive history of operations. To the extent that management is unsuccessful in keeping expenses in line with income, failure to effect the events and goals listed herein would result in a general failure of the business. This would cause management to consider liquidation or merger.


     The Company was formed to develop the new and emerging markets in the mortgage brokering business, particularly in the area of "B" & "C" grade lending. The Company is presently planning to develop and implement full system applications for the electronic exchange of data in new and existing markets within the mortgage banking industry. One of the base technologies for these systems is the Internet system, which can provide information such as changing interest and bond market rates and other economic indicators.


     The Company plans to take advantage of the emerging market in the U.S. and around the world created by the Internet. The Company plans to equip its offices with a network of personal computers, which will allow staff to access e-mail, the Internet, and a collection of applications designed to optimize the productivity of the Company's staff. The Company also plans to utilize high speed modem communications and the most current loan processing software which interfaces directly with the Fannie Mae System and several credit reporting software companies. The Company believes that this technology will expedite loan processing and closings.

     In addition, the Company has developed a web site, known as www.mortgage2000.com, which will allow realtors to send loan applications directly to the Company for approval. In the future, the Company plans to develop enhancements to the web site to permit realtors to use the site to fill out loan applications for prospective borrowers, to check the status of a previously submitted application, and to generally otherwise interact with the Company during the loan process.

     The Company believes that the advance of the on-line industry alone will have potential for a new and untapped market in the industry of on-line banking services provided at home. It is the intent of the Company to fully explore and develop all avenues in the information processing field connected to the banking industry and its numerous applications as this new system matures in the United States and through out the world.

     The Company's proposed system must be established to operate at maximum efficiency to control administrative and associated costs. Therefore, the Company plans to develop a system which will allow for individual identification, appointment scheduling, credit history records, payment records, itemized expenses as well as associated fees and payment processing. With all data stored on the individuals customized electronic record disk formulated by the Company at the time of processing., the system would also allow the periodic review of the client's current condition of the loan and offer alternative solutions to loans that are structured for the short term.

     It is the belief of the Company that sophisticated electronics data exchange systems will be a significant part of the future of mortgage banking and many various other forms of banking that exist now and the ones to be created by needs of the future.

     The Company also has plans to utilize a Visa card program for its customers and realtors utilizing the Company's system. The program is planned to provide the Company's clients and selected brokers with a Visa card at the time of the closing and funding their loans. The Company would also use this program as a means of paying individual realtors for generating loan applications using the Company's Internet web page. The realtors would complete a two page informal application for their clients and then e-mail that information directly to the Company's main office for acceptance and preparation of the loan. When the loan is funded, the Company would transfer a fee to the visa account of the individual realtor. The fee to the individual realtor has not been specifically arranged, so the fee may vary in the amount among individual realtors. A future enhancement to the system would permit brokers to view the status of their VISA accounts.


     In addition to its office in the Denver Metropolitan area and correspondent office in Colorado Springs, the Company plans to pursue the opening of other offices in locations such as Fort Collins, Colorado. Other offices for expansion would involve the Western United States as well as into markets throughout North America. No specific plans have been devised at this point for such additional offices. It is anticipated that these branch offices would function as separate and independent agencies, with all communications and processing of the loans conducted by the main office in Denver. However, at present, the Colorado Springs office operates under an oral agreement as a correspondent facility. The lessors of the office, who are minority shareholders Sheryl K. Fitzgerald, Carey
A. Bailey, and Melissa Davidson, provide the Company with free space but have the right to broker mortgages on behalf of the Company. In exchange, the Company received twenty-five percent of the net income, after defined expenses, of this operation through April 30, 1998. Thereafter, the Company will receive ten percent of the net income, after defined expenses, of this operation. Defined expenses are the costs of advertising, loan processing, and office supplies, which are estimated at approximately $4,000 since the commencement of the arrangement. However, this arrangement is in the process of being reevaluated, since the entire operation has generated less than $2,000 in gross fees since inception.

          (d) Markets
              -------

          The Company's initial marketing plan will be focused completely on developing a share of the residential mortgage business. As of the date of this Registration Statement, the Company has made initial efforts toward this marketing plan. The Company plans, at this point, to utilize the expertise of its principal officers, Messrs. Gregarek and Burden and Ms. Kimminau, to develop lending opportunities. Each individual will utilize his previous contacts in business to develop potential opportunities. Otherwise, the Company plans to sell its services through Company employees and authorized representatives.

          (e) Raw Materials
              -------------

     The use of raw materials is not now material factor in the Company's operations at the present time.

          (f) Customers and Competition
              -------------------------

     The mortgage banking business is highly competitive, with hundreds of brokers and wholesalers competing for the same consumer dollar. The Company's operational activities centers primarily in the mortgage loan origination business, in which there is a great deal of competition. It is anticipated that competition will come from a number of sources, many of whom will have greater resources and experience than the Company. All lenders in the Rocky Mountain United States region are potential competitors. There can be no guarantee that the Company will be able to compete successfully over the short or long term.

          (g) Employees
              ----------



     Currently, the Company has one full-time employee and one part-time employee. The full-time employee, Mr. Burden, coordinates the activities with third party loan originators and oversees the daily operations of the Company. The part-time employee acts as the office manager and bookkeeper. The Company's directors and officers are currently managing the affairs of the Company. The Company plans to hire employees in the future but has formulated no definite plans at this point.


          (h) Backlog
              -------

     At December 31, 1997, the Company had no backlogs.

          (i) Proprietary Information
              -----------------------

     The Company owns the tradename "Mortgage 2000" and owns proprietary computer software which it uses in its operations. Otherwise, the Company has no proprietary information.

          (j) Government Regulation
              ---------------------

     The Company is expected to be subject to material governmental regulation and approvals customarily incident to the operation of a mortgage company. The Company will be regulated by applicable Federal and state regulation It is the policy of the Company to fully comply with all governmental regulation and regulatory authorities.

          (k) Research and Development
              ------------------------

     The Company has never spent any amount in research and development activities.

          (l) Environmental Compliance
              ------------------------

     The Company is not expected to be subject to any material environmental compliance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
        ------------------------------------------------------------------------

Results of Operations

     The Company has had operational activity and has generated revenues to date. However, the Company does not have an extensive history of operations and is marginally profitable. The Company's primary activity for the coming fiscal year will be to internally expand its business by processing increasing amounts of mortgage banking business. The Company plans to work with its established contacts and to attempt to develop new contacts to increase its business.

     As in the past, the Company plans to concentrate its activities in Colorado and particularly in the Denver and Colorado Springs Metropolitan areas. As the Company expands, it will focus next on markets within the Rocky Mountain states.


     The Company collects loan fees for acting as the broker under oral agreements with non-affiliate loan originators. The Company principally utilizes such non-affiliate loan originators for its operations and currently employs only two persons, each of whom coordinate the relationships with these non-affiliate loan originators.

     Contract labor is a substantial part of the Company's planned operations. The principal variable in the Company's operation is also contract labor, which represents fees paid to third party loan originators for developing loans. Such contract labor is subject to fluctuation, based upon the loan activity within a given period. However, this cost is not fixed and is directly related to the successful placement of loans and the resultant generation of revenue for the Company.

     The Company's fixed expenses run approximately $8,000 per month. Such costs are not expected to materially increase in the foreseeable future as the Company's business increases. The Company believes that it is meeting its fixed expenses as of the date hereof. Within six months from the date hereof, the Company believes that it will begin to generate a modest profit and will thereafter be profitable. The extent of the Company's profitability cannot be ascertained at this point.


     The Company also plans, as a secondary matter, to search for and to identify potential acquisition candidates in businesses related to or compatible with the Company's core business of mortgage banking. Because the Company has limited capital, any such acquisition would most likely result in a change of control of the Company. As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify such possible potential acquisition candidates and has neither conducted negotiations nor entered into a letter of intent concerning any such candidates.

     The principal criteria for evaluating such acquisitions which the Company may engage in will be the amount of investment required by the Company, the degree of risk to the Company, the potential return on investment to the Company, the Company's expertise in each situation and the expertise and reliability of the acquiree in any such situation.

Liquidity and Capital Resources


     As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year. In February, 1998, the Company completed a private placement and raised $110,750, which it plans to utilize in its operations.


     As of the date of this Registration Statement, there are no plans, proposals, arrangements, or understandings with respect to the sale or issuance of additional securities by the Company. During the latter part of 1998, the Company plans to examine the feasibility of a public offering to expand its operations. No definitive plans currently exist for a public offering at this time.

     Management feels that the Company has inadequate working capital to pursue most of its business opportunities other than to internally expand the operations of its existing offices or to effect an acquisition with third parties. The Company's capital requirements for the foreseeable future will be supplied through internally generated s, if any, and borrowings. The opening of additional offices will require a substantial infusion of capital, which the Company feels can only be accomplished by additional equity financing through either a public or private offering, or both.

     The Company does not intend to pay dividends in the foreseeable future.

Item 3. Description of Properties
        -------------------------

     The Company's executive offices are located at 6970 South Holly Circle, #105, Englewood, Colorado 80112. The Company rents this office on a one year lease at a cost of $1,828 per month from an unaffiliated third party. The Company also has a correspondent office located in the Colorado Springs area which it rents at no cost from a minority shareholder of the Company. The Company also owns office equipment to furnish the Denver office. The Company owns the tradename "Mortgage 2000" and owns proprietary computer software which it uses in its operations. Otherwise, the Company owns no properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

     The following sets forth the number of shares of the Registrant's $.0000001 per share par value common stock beneficially owned by (I) each person who, as of March 10, 1998, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group. As of March 10, 1998, there were 1,149,300 common shares issued and outstanding.



Name and Address                         Amount and Nature of                    Percent of
of Beneficial Owner                      Beneficial Ownership (1)(2)               Class
-------------------                      ---------------------------             ----------

J. Dean Burden                                  525,000                            45.68%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

David J. Gregarek                               475,000                            41.33%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

Michael J. Delaney                               50,000                             4.35%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

Will Pirkey                                      25,000                             2.18%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

Pat Kimminau                                      5,000                             .436%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

Richard Schreck                                   5,000                              .436%
6970 South Holly Circle, #105
Englewood, Colorado  80112.

Officers and Directors                        1,085,000                             94.41%
as a Group (6 Persons)



(1)  All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
        -------------------------------------------------------------

     The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

NAME                             AGE              POSITION HELD
----                             ---              -------------

David J. Gregarek                43               President, Director

Pat Kimminau                     53               Executive Vice President,
                                                  Director of Compliance,
                                                  Director

J. Dean Burden                   46               Vice President, Director of
                                                  Operations, Director

Michael J. Delaney               39               Secretary, Treasurer, Chief
                                                  Financial Officer

Richard Schreck                  45               Director



     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

David J. Gregarek

Mr. Gregarek has served as President and a Director of the Company since November, 1996. For the past ten years, he has been a private investor. Mr. Gregarek is the President and founder of Clear Ridge Realty, Inc. of Englewood, Colorado, which he organized in 1976. Mr. Gregarek has served as an officer and director of a number of public companies, including as President of JNS Marketing, Inc. since August, 1997, as President of Parkway Capital, Inc. from 1988 to 1994, and as President of Maui Capital, Inc. from 1988 to 1995. He is also a principal shareholder of Huntington Capital Corporation, a company which was formed to acquire other businesses or entities. Mr. Gregarek shall devote such time as is necessary to carry out his responsibilities as an Officer and Director of the Company.


Pat Kimminau

Ms.  Kimminau has been a Director,  Executive  Vice  President,  and Director of
Company for the Company since its inception in November, 1996. She has been involved in the mortgage industry for the past twenty-eight years. She has extensive experience and knowledge of the various regulatory requirements and documentation required under FNMA, FHLMC, GNMA, RESPA, Truth In Lending, ECOA, HMDA, Fair Lending, FHA, and VA programs for both the origination and servicing of mortgages. From 1991 to the present she has been an independent consultant to a number of mortgage companies. She has assisted these mortgage companies with the development of quality control procedures, audits of origination loan servicing, due diligence on lending, and compliance control. Ms. Kimminau has had experience as a supervisor and manager and was responsible for training and establishing policies and procedures for mortgage company operations. She has been invited by FNMA to join the Quality Control Liaison Committee for its Southwest Region. She shall devote a minimum of twenty hours per week to the business of the Company.

J. Dean Burden


Mr. Burden has served as a Director, Vice President, and Director of Operations of the Company since its inception in November 1996. Mr. Burden has been involved in the mortgage business since 1994. Mr. Burden has worked with Mortgage Loan specialists, a California based company from September, 1994 to November, 1996, when he joined the Company. For the past five years, Mr. Burden has also worked as a private consultant. He was principally a merger and acquisition specialist. From 1993 to 1994, his principal activity involved the design of an on-line computer system which was eventually sold to Ralston Purina. His background also includes a wide range of functions connected with the structure and formulation of companies that intend to become public. He attended Western State College and the University of the Americas. He is on the Board of Directors of the Southeast Denver-Douglas County Economic Development Council and a member of the Colorado Mortgage Lenders' Association. He declared bankruptcy under Chapter 7 of the Bankruptcy Code in 1994. Mr. Burden shall devote a minimum of forty hours per week to the business of the Company.


Michael J. Delaney

Mr. Delaney has served as Secretary of the Company since August, 1997 and as Treasurer and Chief Financial Officer since March, 1998. In January, 1998, he became President, Secretary, and sole Director of Boulder Capital Opportunities, II, Inc., a public company. Since 1980, Mr. Delaney has also been the owner and president of MD Sales, a sales representative and consulting firm for various companies in product development, sales, and marketing. Mr. Delaney has served as a Director of Maui Capital Corporation from 1988 to 1995 and of Parkway Capital Corporation from 1988 to 1994. He will devote such time as is necessary to carry out his responsibilities as an Officer of the Company.

Richard Schreck


Mr. Schreck has been a Director of the Company since its inception in November, 1996. He is a real estate broker with a wide variety of contacts and financial knowledge in the real estate business. For the past year, he has been a Vice President, Brokerage, for Fuller and Company, a real estate brokerage firm in Denver, Colorado. Prior to that, he was associated with Grubb & Ellis from 1992 until he joined Fuller and Company. He has also worked for The Broe Companies, and Vantex Properties, among others. He has a Bachelors Degree in Organizational Behavior from Miami University. He is involved in numerous charitable activities. Mr. Schreck shall devote such time as may be necessary to carry out his responsibilities as a Director of the Company.


     The Board of Directors has established no committees. Members of the Board of Directors receive no additional compensation for their service on the Board of Directors.

Item 6. Executive Compensation
        ----------------------

     The Officers and Directors of the Company have received the common shares which they own as their sole compensation for being involved with the Company. Mr. Burden, an Officer an Director of the Company, was paid an aggregate of $40,104 in total compensation for fiscal year 1997.

     Otherwise, none of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past.

     The Company has no retirement, pension, sharing, stock option, insurance or other similar programs but plans to establish such programs in the future, although there are no definitive plans to do so at this time.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------

     The Company's Colorado Springs office operates under an oral agreement as a correspondent facility. The lessors of the office, who are minority shareholders of the Company, provide the Company with free space but have the right to broker mortgages on behalf of the Company. In exchange, the Company receivedtwenty-five percent of the net income, after defined expenses, of this operation through April 30, 1998. Thereafter, the Company will receive ten percent of the net income, after defined expenses, of this operation.

     The Company has a note payable to J. Dean Burden, an officer and director of the Company. This note is for the sum of $5,000 at ten percent per annum interest and was due and payable with accrued interest and principal on February 3, 1998. This note has been paid in full.

     Mr. Burden also secured a $25,000 note of the Company to an independent third party. This note has been paid in full.

Item 8. Description of Securities.
        --------------------------

     General.

     The Company is authorized to issue 50,000,000 Common Shares, $.0000001 par value per share, and 1,000,000 Preferred Shares, $.0000001 par value per share. As of the date hereof, 1,149,300 Common Shares are outstanding. No Preferred Shares are issued or outstanding.

     Common Shares.

     The holders of Common Shares are entitled to one vote for each share held of record by them and may not cumulate votes. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares will not be able elect any person to the Board of Directors. The present holders of Common Shares of the Company will continue to own enough Common Shares after the placement to elect the entire Board of Directors. The holders of Common Shares are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Holders of Common Shares, as such, have conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares.

     Preferred Shares

     The Board of Directors has the authority, without further shareholder approval, to issue up to 1,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the par value, designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. No Preferred Stock is outstanding at this time.

     Dividend Policy

     The Company has never paid a dividend on its Common Shares, and it currently intends to retain earnings, if any, for use in its business and to finance future growth. Accordingly, the Company anticipates that no dividends will be paid to holders of Common Shares in the foreseeable future. Any future determination as to the distribution of the cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.


                                     PART II

Item 1. Market for Common Equity and Related Stockholder Matters.
        ---------------------------------------------------------

     (a) Principal Market or Markets

     The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the eventual size of the Company.. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

     (b) Approximate Number of Holders of Common Stock
         ---------------------------------------------


     As of the date hereof, a total of 1,149,300 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was approximately thirteen. Five of the Company's shareholders acquired their respective shares in the Company in 1998 at a cash price of $2.50 per share. These shares were issued under Rule 504 of the Securities Act of 1933, as amended. The remaining shareholders acquired their shares in 1996 for cash and services at par value. All of these shares were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.


     (c) Dividends
         ---------

     Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

     (d) The Securities Enforcement and Penny Stock Reform Act of 1990
         -------------------------------------------------------------

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. Also, there is the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

     (e) Blue Sky Compliance
         -------------------

     The trading of penny stock companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

Item 2. Legal Proceedings.
        ------------------

     No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

Item 3. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.
        ----------------------------------------------------------------

     The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------

     The Company has issued the following common stock during the period commencing in November, 1996 and ending with the date of this Registration Statement.

     The following shares were issued in November, 1996 at a price of par value, or $.0000001 per share:

Name                                Number of Shares
----                                ----------------
J. Dean Burden                         525,000
David J. Gregarek                      475,000
Michael J. Delaney                      50,000
Will Pirkey                             25,000
David Wagner                            15,000
Pat Kimminau                             5,000
Veronica Brownell                        5,000
Richard Schreck                          5,000
Carlton L. Pirkey                        2,500 (these shares were canceled
                                                on March 6, 1998)

Total                                1,107,500

     All of the above shares of common stock of the Registrant have been issued for investment purposes in a "private transaction" and are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

     The following shares were issued in as of December, 1997 at a price of $2.50 per share:

Name                                Number of Shares
----                                ----------------

Sheryl K. Fitzgerald                     28,000
Carrie A. Bailey                          6,000
Melissa J. Davidson                       6,000
Total                                    40,000

     The following shares were issued in February, 1998 at a price of $2.50 per share:

Name                                Number of Shares
----                                ----------------

Marie-Louise Burkybile                     800
Connie R. Pettijean                      3,500
Total                                    4,300

     The foregoing two groups of shares of common stock of the Registrant have been issued pursuant to Section 3(b) and Rule 504 of the Securities Act of 1933, as amended. These shares may only be offered for public sale pursuant to an applicable exemption from registration.

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a) The person conducted himself or herself in good faith;

     (b) The person reasonably believed:

               (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section 7-109-102 of CRS:

     (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

     (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

     (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

     (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

     (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                          CENTENNIAL BANC SHARES, CORP.


                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Centennial Banc Shares Corporation, Inc.
Denver, Colorado


We have audited the accompanying balance sheet of Centennial Banc Shares Corporation as of December 31, 1997 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centennial Banc Shares Corporation, Inc., as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/  Michael B. Johnson & Co., P.C.
----------------------------------
Michael B. Johnson & Co., P.C.

Denver, Colorado
February 24, 1998

                        CENTENNIAL BANC SHARE CORPORATION
                                  BALANCE SHEET
                                DECEMBER 31, 1997



ASSETS:
-------
Current Assets:
   Cash                                                               $ 111,093
   Notes Receivables                                                      4,700
                                                                      ---------
Total Current Assets:                                                   115,793

Property & Equipment:
   Net of accumlated depreciation of $200                                 3,274

Other Assets:
   Deposit                                                               25,000
                                                                      ---------

TOTAL ASSETS:                                                         $ 144,067
                                                                      =========

LIABILITIES AND EQUITY:
-----------------------
Current Liabilities:
   Accounts Payable                                                   $     524
   Accured Expenses                                                       3,730
   Notes Payable                                                         34,382
                                                                      ---------
Total Current Liabilities                                                38,636

Stockholders' Equity:
   Preferred stock, $.0000001 Par Value
   1,000,000 Shares Authorized, None Issued

   Common stock, $.0000001 Par Value
   50,000,000 Shares Authorized, 1,147,500
   issued and outstanding                                                     1

   Additional Paid-in Capital                                           108,510
   Retained Earnings (deficit)                                           (3,080)
                                                                      ---------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY:                             $ 144,067
                                                                      =========



    The accompanying notes are an integral part of the financial statements.

                       CENTENNIAL BANC SHARES, CORPORATION
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




REVENUE:
   Brokerage Fees                                                   $   145,647
   Miscellaneous Income                                                     367
                                                                    -----------
Total Revenue                                                           146,014

OPERATING EXPENSES:
   Salary & Wages                                                        22,308
   Payroll Taxes                                                          1,975
   Advertising                                                            2,145
   Marketing                                                              5,829
   Telemarketing                                                          2,666
   Contract Labor                                                        73,813
   Office Expenses                                                        7,234
   Professional Fees                                                      5,722
   Maintainance & Repairs                                                   280
   Office Supplies                                                        4,014
   Equipment Lease                                                        1,121
   Rent                                                                   3,250
   Telephone                                                              3,064
   Dues & Subscriptions                                                   1,600
   Travel                                                                   852
   Meals & Entertainment                                                  3,603
   Postage                                                                  352
   Printing                                                               1,083
   Appraisal Fees                                                         3,200
   Credit Reports                                                         1,206
   Processing Fees                                                        1,159
   Bank Charges                                                             474
   Interest Expense                                                         320
   Licenses                                                               1,240
   Miscellaneous Expense                                                    384
   Depreciation Expense                                                     200
                                                                    -----------
Total Operating Expenses                                                149,094
                                                                    -----------

NET DEFICIT                                                         $    (3,080)
                                                                    ===========

NET LOSS PER COMMON STOCK                                                (0.003)
                                                                    -----------

WEIGHTED AVERAGE SHARES OUTSTANDING                                   1,111,192
                                                                    -----------


    The accompanying notes are an integral part of the financial statements.

                         CENTENNIAL BANC SHARE CORPORATION
                             STATEMENT OF CASH FLOW
                      FOR THE YEAR ENDED DECEMBER 31, 1997



CASH FLOW FROM OPERATING ACTIVITIES
Net Income (Loss)                                                     $  (3,080)
Depreciation                                                                200

CHANGES IN ASSETS & LIABILITIES:
   Notes Receivable                                                      (4,700)
   Deposits                                                             (25,000)
   Accounts Payable                                                         524
   Notes Payable                                                         34,382
   Accured Expenses                                                       3,730
                                                                      ---------
Net Cash Provided by Operating Activities                                 6,056

CASH FLOWS USED FOR INVESTING ACTIVITIES
   Capital Expenditures                                                  (3,474)
                                                                      ---------
Net Cash Used for Investing Activities                                   (3,474)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Ordinary Shares                                          108,511
                                                                      ---------
Net Cash Provided by Financing                                          108,511

Net Increase In Cash & Cash Equivalents                                 111,093
Cash & Cash Equivalents at Beginning of Period                             --
                                                                      ---------
Cash & Cash Equivalents at End of Period                              $ 111,093
                                                                      =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
   Interest                                                                  50
   Income Taxes                                                            --

    The accompanying notes are an integral part of the financial statements.


                                  CENTENNIAL BANC SHARE CORPORATION
                                        STOCKHOLDERS' EQUITY
                                          DECEMBER 31, 1997


                                                                      Additional  Retained     Total
                                             COMMON STOCKS             Paid-in    Earnings  Stockholders'
                                           Shares      Amount          Capital    (Deficit)    Equity
                                           ------      ------          -------    ---------    ------

Issuance of Stock for Cash & Services    1,147,500            1         108,510        --       108,511

Net Deficit 12/31/97                          --           --              --        (3,080)     (3,080)
                                         ---------    ---------       ---------   ---------   ---------

Balance December 31, 1997                1,147,500            1         108,510      (3,080)    105,431
                                         =========    =========       =========   =========   =========



               The accompanying notes are an integral part of the financial statements.

                           CENTENNIAL BANC SHARE CORP.
                          Notes to Financial Statements
                                December 31, 1997



Note 1 - Organization and Summary of Significant Accounting Policies:
         ------------------------------------------------------------

Organization:
-------------

The Company was formed on November 8, 1996, and incorporated under the laws of the State of Colorado. The Company spent several months of preparation and research before beginning formal operations on March 10, 1997. No financial transactions occurred in 1996.

The Company is a Colorado corporation organized for the purpose of developing and maintaining the business associated with mortgage banking. The Company name has been approved by the State of Colorado division of banking. The Company is an approved broker which has a correspondent relationship with several large wholesale banks. The Company lends to all markets in the mortgage business. However the main thrust of the Company's business is concentrated in the niche market lending to borrowers whose credit is less than perfect. The market is known in the industry as the B & C grade market. The Company has discovered what it perceives as a great need for this type of financing and is aggressively pursuing these customers. It appears to the Company that the future of the B & C grade clientele is not necessarily affected by changing interest rates but thereby affords a substantial opportunity for the Company.


Basis of Presentation:
----------------------

The Company is primarily engaged in mortgage brokering. The authorized capital stock of the corporation is 50,000,000 shares of common stock at $.0000001 and 1,000,000 shares of preferred stock at $.0000001 par value. No preferred stock has been issued.

Cash and Cash Equivalents:
--------------------------

The Company considers all highly-liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Property and Equipment
----------------------

Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is computed on the straight-line method over the following estimated useful lives:

            Furniture and fixtures                   5 years

Notes Payable:
--------------

All notes payable are due within the year; therefore, are classified as current liabilities.

Revenue Recognition:
--------------------

Revenue is recognized when earned and expenses are recognized when they occur.

Use of estimates:
-----------------

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                          CENTENNIAL BANC SHARE  CORP.
                          Notes to Financial Statements
                                December 31, 1997


Note 2 - Federal Income Taxes:
         ---------------------

The Company adopted statement of financial Accounting Standards No. 109, "Accounting For Income Taxes." FAS 109 requires the recognition of deferred tax liabilities and assets for the anticipated future tax effects of temporary differences that arise as a result of differences in the carrying amounts and tax bases of assets and liabilities. There was no material effect on the financial statements as a result of adopting FAS 109.


Note 3 - Notes Payable
         -------------

The following is a summary of notes payable.

Note payable to Peggie Beattie payable in a lump sum due April 1, 1998.
Interest rate is ten percent.
Note is secured by an officer and director of the corporation.           $25,000

Note payable to Jerrold Burden, officer and director of the corporation.
Payable in a lump sum due February 3, 1998.
Interest rate is ten percent.  This note is unsecured.                     5,000

Note payable to Metrum Commercial Credit Union.  Interest rate is six percent, and the note is secured by shares in the credit union.
Payments of interest and principal are due monthly.                        4,382
                                                                         -------


                                                        Total:           $34,382
                                                                         =======

Note 4 - Related Party Transactions
         --------------------------

Jerrold Burden, an officer and director of the corporation has loaned and secured loans for the corporation. During the organizational meeting of the corporation 1,107,500 shares were issued to officers and directors of the company at par value for past services rendered.


Note 5 - Concentration of Business and Geographic Market
         -----------------------------------------------

Over 90% of the Company's business comes from the State of Colorado. The mortgage banking business is highly competitive, with hundreds of brokers and wholesalers competing for the same consumer dollar. The Company's operational activities centers primarily in the mortgage loan origination business, in which there is a great deal of competition. It is anticipated that competition will come from a number of sources, many of whom will have greater resources and experience than the Company. All lenders in the Rocky Mountain United States region are potential competitors. The Company believes with the use of the internet system and the sophisticated electronics data exchange system being developed by the Company, that it will be doing business all over the United States as well and internationally.

                           CENTENNIAL BANC SHARE CORP.
                          Notes to Financial Statements
                                December 31, 1997



Note 6 - Impact of Recently Issued Accounting Standards
         ----------------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement No. 129, disclosure of Information about Capital Structure (SFAS No. 129). In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (SFAS No. 130), and Statement No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS No. 131). The Company is required to adopt these statements in 1998. SFAS No. 129 consolidates the existing guidance from several other pronouncements relating to an entity's capital structure. SFAS No. 130 establishes new standards for reporting and displaying comprehensive income and its components. SFAS No. 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Adoption of these statements is expected to have no impact on the Company's financial position, results of operations, or cash flows.

Note 7 - Officer's Compensation
         ----------------------

During the organization meeting of the corporation 1,107,500 shares of common stock were issued to the officers and directors of the Company at par value for past service rendered. During the period from January 1, 1997 to December 31, 1997 no further compensation was issued to the officers or directors for their contributed services during the preparation and research period.

Note 8 - Fiscal 1996
         -----------

Centennial Banc Share Corporation was in the developing stages during the period from November 8, 1996 until December 31, 1996. Accordingly, there were no financial transactions.

Note 9 - Common Stock
         ------------

The Common Stock issued as of December 31, 1997 was 1,147,500. In February, 1998, an additional 4,300 shares were issued at $2.50 per share. On March 6, 1998 the Company cancelled 2,500 shares that had been issued to Carlton L. Pirkey. The total number of Common Stock issued as of March 31, 1998 totaled 1,149,300.

                                    PART III

Item 1. Index to Exhibits.
        ------------------

Exhibit
Number                     Description
------                     -----------

*  3A                      Articles of Incorporation

*  3B                      Bylaws


* Previously Filed.



Item 2. Description of Exhibits
        -----------------------


     Not Applicable

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Centennial Banc Share Corp.


Dated:    7-10-98                          By: /s/  David J. Gregarek
                                               ---------------------------------
                                               David J. Gregarek
                                               President and Director


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Dated:    7-10-98                          By: /s/  Michael J. Delaney
                                               ---------------------------------
                                               Michael J. Delaney
                                               Chief Financial and Accounting
                                               Officer and Director


Dated:                                     By:
                                               ---------------------------------
                                               Pat Kimminau
                                               Director


Dated:    7-10-98                          By: /s/  J. Dean Burden
                                               ---------------------------------
                                               J. Dean Burden
                                               Director


Dated:    7-10-98                          By: /s/  Richard Shreck
                                               ---------------------------------
                                               Richard Shreck
                                               Director